Newell Brands Inc.

6655 Peachtree Dunwoody Road

Atlanta, Georgia 30328

October 23, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newell Brands Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed February 21, 2024

Form 8-K dated February 9, 2024

File No. 001-09608

Ladies and Gentlemen:

This letter responds to your comment letter dated October 21, 2024 (the “Comment Letter”) to Newell Brands Inc. (the “Company”) related to the Company’s prior responses to your previous comment letter dated September 26, 2024 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in regard to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Annual Report”) and Form 8-K furnished February 9, 2024 (the “Form 8-K”). References to the “Company,” “we,” “us” and “our” refer to Newell Brands Inc., a Delaware corporation.

Below is the Company’s response. For your convenience, the Staff’s comments as set forth in the Comment Letter are repeated below.

Form 8-K dated February 9, 2024

Exhibit 99.1

Reconciliation of GAAP and Non-GAAP Information (Unaudited), page 13

1.

We have reviewed your response to comment 2 and note your views related to accelerated depreciation and inventory write-downs. Inventory write-downs related to your restructuring activities that result from strategic business decisions do not appear to be outside the normal course of operations. Please refer to Question 100.01 of Non- GAAP Compliance & Disclosure Interpretations. With respect to the adjustment for accelerated depreciation, while the estimated useful lives of the assets associated with the adjustment were shortened as a result of your restructuring activities, they continue to contribute to the company’s operations through the end of their useful lives and should not be excluded from your non-GAAP measures. In future filings, please discontinue making these adjustments to your non-GAAP measures.

Response: The Company acknowledges that it will remove the above-referenced adjustments for inventory write-downs and accelerated depreciation related to restructuring activities from its non-GAAP measures when and if any relevant period is presented in the future. The Company will present these changes commencing with the Company’s third quarter earnings release furnished on Form 8-K for the quarter ending September 30, 2024 and on a going-forward basis, as necessary.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 23, 2024

If you have any questions regarding the foregoing, please contact Bradford Turner, the Company’s Chief Legal and Administrative Officer, by telephone at (770) 418-7710 or by email at bradford.turner@newellco.com, or our legal counsel at Jones Day, Joel T. May, by telephone at (404) 581-8967 or by email at jtmay@jonesday.com.

Sincerely,

Newell Brands Inc.

/s/ Bradford Turner
Bradford Turner
Chief Legal & Administrative Officer And Corporate Secretary

cc:	Joel T. May (Jones Day)

Ferrell M. Keel (Jones Day)